July 13, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barberena-Meissner:
Re:	Bilander Acquisition Corp.
Registration Statement on Form S-1
File No. 333-253419

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Bilander Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on July 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 1,000 copies of the preliminary prospectus dated July 6, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

mORGAN STANLEY & CO. llc
as representatives of the several underwriters

By:	/s/ Kyle McDonnell
Name:	Kyle McDonnell
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

deutsche bank securities inc.
as representatives of the several underwriters

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

evercore group l.l.c.
as representatives of the several underwriters

By:	/s/ James T. Chandler
Name:	James T. Chandler
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]